MANAGEMENT'S DISCUSSION AND ANALYSIS	Exhibit 99.1

This Management's Discussion and Analysis (MD&A) contains important information about our business and our performance for the three and six months ended June 30, 2025, as well as forward-looking information (see "About Forward-Looking Information") about future periods. This MD&A should be read in conjunction with our Second Quarter 2025 Interim Condensed Consolidated Financial Statements (Second Quarter 2025 Interim Financial Statements) and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2024 Annual MD&A; our 2024 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR+ at sedarplus.ca or EDGAR at sec.gov, respectively.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Corporate Overview", and "Delivering on our Priorities" in our 2024 Annual MD&A.

References in this MD&A to the Shaw Transaction are to our acquisition of Shaw Communications Inc. (Shaw) on April 3, 2023. For additional details regarding the Shaw Transaction, see "Shaw Transaction" in our 2023 Annual MD&A and our 2023 Annual Audited Consolidated Financial Statements.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts in this MD&A are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at July 22, 2025 and was approved by the Audit and Risk Committee of RCI's Board of Directors (the Board) on that date.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this MD&A, this quarter, the quarter, or second quarter refer to the three months ended June 30, 2025, the first quarter refers to the three months ended March 31, 2025, and year to date refers to the six months ended June 30, 2025, unless the context indicates otherwise. All results commentary is compared to the equivalent period in 2024 or as at December 31, 2024, as applicable, unless otherwise indicated.

Xfinity marks and logos are trademarks of Comcast Corporation, used under license. ©2025 Comcast. Rogers trademarks in this MD&A are owned or used under licence by Rogers Communications Inc. or an affiliate. This MD&A may also include trademarks of other third parties. The trademarks referred to in this MD&A may be listed without the ™ symbols. ©2025 Rogers Communications

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers, businesses, the public sector, and wholesale providers.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), Satellite, telephony (Home Phone), and home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

Wireless and Cable are operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Rogers Communications Inc.	1	Second Quarter 2025

Where to find it

2	Strategic Highlights	24	Financial Risk Management
3	Financial Guidance	28	Commitments and Contractual Obligations
4	Quarterly Financial Highlights	28	Regulatory Developments
5	Summary of Consolidated Financial Results	29	Updates to Risks and Uncertainties
6	Results of our Reportable Segments	29	Material Accounting Policies and Estimates
12	Review of Consolidated Performance	30	Key Performance Indicators
15	Managing our Liquidity and Financial Resources	30	Non-GAAP and Other Financial Measures
21	Overview of Financial Position	34	Other Information
22	Financial Condition	36	About Forward-Looking Information

Strategic Highlights

The five objectives set out below guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights for the quarter.

Build the biggest and best networks in the country
•Ranked the most reliable 5G+ wireless network in Canada by umlaut in June 2025.
•Commenced deployment of 5G Advanced network technology, a first in Canada.
•Built an undersea fibre line to deliver Canada’s most reliable Internet to the Southern Gulf Islands in British Columbia.

Deliver easy to use, reliable products and services
•Launched all-new 5G mobile plans that unlock more savings when households combine lines.
•Became the first Internet provider in Canada to deliver WiFi 7.
•Launched Rogers Support Search to make it faster and easier for customers to find answers on Rogers.com.

Be the first choice for Canadians
•More Canadians continue to choose Rogers Wireless and Internet over any other provider.
•Launched over 150 international channels and 27 free channels on Rogers Xfinity TV to deliver the most content of any provider.
•Ranked the #1 brand associated with NHL hockey at the end of the Stanley Cup Playoffs by IMI Research.
•Reached 25.7 million Canadians during the Stanley Cup Playoffs on Sportsnet with average audiences up 6% year over year.

Be a strong national company investing in Canada
•Closed $6.7 billion subsidiary equity investment with leading institutional investors.
•Became the majority owner of Maple Leaf Sports & Entertainment (MLSE) effective July 1, with a 75% controlling interest.
•Invested $831 million in capital expenditures, the majority of which was in our networks.
•Announced more than 115 hours of new original Canadian programming with 12 new shows for Food Network, HGTV, and Citytv.
•Released our 2024 economic impact assessment showing Rogers supported over 90,000 jobs and contributed $14.3 billion to Canada's GDP.

Be the growth leader in our industry
•Grew total service revenue and adjusted EBITDA by 2%.
•Generated substantial free cash flow1 of $925 million and cash flow from operating activities of $1,596 million.

MLSE Transaction
Effective July 1, 2025, after receiving all required regulatory and league approvals, we acquired Bell's 37.5% ownership stake in MLSE for a purchase price of $4.7 billion in cash (MLSE Transaction). The purchase price was primarily funded from bank credit facilities together with cash on hand (see "Managing our Liquidity and Financial Resources" for more information). With the closing of the MLSE Transaction, we are the largest owner of MLSE, with a 75% controlling interest. The holder of the 25% non-controlling interest in MLSE has a right to require its interest be purchased at a future date at an agreement-defined fair value; we have a reciprocal right to acquire the non-controlling interest under the same terms.

MLSE owns the Toronto Maple Leafs (NHL), Toronto Raptors (NBA), Toronto FC (MLS), the Toronto Argonauts (CFL), various minor league teams, and associated real estate holdings, including Scotiabank Arena. The MLSE Transaction adds
1    Free cash flow is a capital management measure. See "Non-GAAP and Other Financial Measures" for more information about this measure. This is not a standardized financial measure under IFRS and might not be comparable to similar financial measures disclosed by other companies.

Rogers Communications Inc.	2	Second Quarter 2025

significantly to our existing sports portfolio, including ownership of the Toronto Blue Jays, Rogers Centre, and Sportsnet. We are actively working on opportunities to surface value from our sports portfolio for our shareholders. MLSE's financial results will be included in our Media reportable segment effective July 1, 2025.

Subsidiary Equity Investment
On April 4, 2025, we announced we had entered into a definitive agreement with funds managed by Blackstone, backed by leading Canadian institutional investors, for a US$4.85 billion ($6.7 billion) equity investment (the "network transaction"). On June 20, 2025, the network transaction closed and we received US$4.85 billion ($6.7 billion) from Blackstone.

Under the terms of the network transaction, Blackstone acquired a non-controlling interest in Backhaul Network Services Inc. (BNSI), a new Canadian subsidiary of Rogers that owns a minor part of our wireless network. We will maintain full operational control of our network and we include the financial results of BNSI in our consolidated financial statements (see "Managing our Liquidity and Financial Resources - Non-controlling interest" for more information). We intend to use the net proceeds from the network transaction to repay debt. This quarter, we used approximately $700 million of these proceeds to repay amounts outstanding under our term loan facility. We intend to use approximately $1.1 billion and US$1.4 billion to pay the purchase price for our senior notes that we accepted for purchase pursuant to offers to purchase that expired on July 18, 2025 (see "Managing our Liquidity and Financial Resources - Cash tender offers" for more information).

Following the closing of the network transaction, Blackstone holds a 49.9% equity interest (with a 20% voting interest) in BNSI and we hold a 50.1% equity interest (with an 80% voting interest). Provided our debt leverage ratio is not greater than 3.25x, at any time between the eighth and twelfth anniversaries of closing, we will have the right to purchase Blackstone's interest in BNSI. The Blackstone investment is recognized as equity in our consolidated financial statements.

During the first five years of Blackstone's investment, BNSI will have a distribution policy to make quarterly pro rata cash distributions to Blackstone and RCCI of available cash in an amount that is intended to provide Blackstone with a 7% annual return on its US dollar investment. Including the impact of the subsidiary equity derivatives (see "Financial Risk Management" for more information), the effective cost to Rogers is approximately 6.26% over the first five years.

As a result of closing the network transaction, we have made changes to certain non-GAAP measures and other specified financial measures (see "Non-GAAP and Other Financial Measures – Changes to specified financial measures", "Review of Consolidated Performance – Adjusted net income", and "Managing our Liquidity and Financial Resources – Free cash flow" for more information).

Financial Guidance

In connection with the closing of the MLSE Transaction, we are updating our full-year 2025 guidance range, which was initially provided on January 30, 2025, for total service revenue to reflect the anticipated contribution from the MLSE business. We now also expect capital expenditures to be at the low end of the initial range. Our updated 2025 guidance ranges are as follows.

	2024	Initial 2025			Updated 2025
(In millions of dollars, except percentages)	Actual	Guidance Ranges [1]			Guidance Ranges [1,2]

Total service revenue	18,066	Increase of 0%	to	3%	Increase of 3%	to	5%
Adjusted EBITDA	9,617	Increase of 0%	to	3%	Increase of 0%	to	3%
Capital expenditures [3]	4,041	3,800	to	4,000	Approximately 3,800
Free cash flow	3,045	3,000	to	3,200	3,000	to	3,200
1    Guidance ranges presented as percentages reflect percentage increases over full-year 2024 results.
2    Guidance ranges presented include the results of the acquired MLSE business from and after the closing on July 1, 2025.
3    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.

The above table outlines guidance ranges for selected full-year 2025 consolidated financial metrics giving effect to the completion of the MLSE Transaction on July 1, 2025 and the network transaction on June 20, 2025. These guidance ranges take into consideration our current outlook and the 2024 results of each of Rogers and MLSE. Adjusted EBITDA guidance is unchanged due to the seasonality of MLSE's business, with the third quarter being the off season for the Toronto Maple Leafs and the Toronto Raptors. Our estimated pro forma 2025 Media revenue and adjusted EBITDA including MLSE is approximately $3.9 billion and $250 million, respectively. The purpose of this guidance is to assist investors, shareholders, and others in understanding certain financial metrics relating to expected 2025 financial results for evaluating the performance of our business including the completion of the MLSE Transaction. Our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with "About Forward-Looking Information" in this MD&A (including the material assumptions listed under the heading "Key assumptions underlying our full-year 2025 guidance") and in our 2024 Annual MD&A and the related disclosure and information about various economic,

Rogers Communications Inc.	3	Second Quarter 2025

competitive, legal, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

Quarterly Financial Highlights

Revenue
Total revenue and total service revenue increased by 2% this quarter, with service revenue growth in all our businesses.

Wireless service revenue increased by 1% this quarter primarily as a result of continued growth in our subscriber base. Wireless equipment revenue increased by 13%, primarily as a result of higher device sales to existing customers.

Cable service revenue increased by 1% this quarter, primarily as a result of retail Internet subscriber growth and base management activity.

Media revenue increased by 10% this quarter, primarily as a result of higher sports-related revenue due to the success of the NHL playoffs and the launch of the Warner Bros. Discovery suite of television channels.

Adjusted EBITDA and margins
Consolidated adjusted EBITDA increased 2% this quarter, while our adjusted EBITDA margin decreased by 40 basis points, primarily as a result of ongoing productivity and cost efficiencies.

Wireless adjusted EBITDA increased by 1%, primarily due to the flow-through impact of higher revenue as discussed above. This gave rise to an adjusted EBITDA margin of 65%, up 10 basis points.

Cable adjusted EBITDA increased by 3% due to ongoing cost efficiencies. This gave rise to an adjusted EBITDA margin of 58%, up 150 basis points.

Media adjusted EBITDA increased by $5 million this quarter, primarily due to higher revenue as discussed above, partially offset by higher programming costs and Toronto Blue Jays expenses.

Net income and adjusted net income
Adjusted net income increased by 1% this quarter, primarily as a result of higher adjusted EBITDA and lower finance costs. Net income decreased by 62%, or $246 million, primarily as a result of higher restructuring, acquisition and other costs, which are not included in the calculation of adjusted net income.

Cash flow and available liquidity
This quarter, we generated cash provided by operating activities of $1,596 million (2024 - $1,472 million), which increased as a result of higher adjusted EBITDA and lower interest paid, and free cash flow of $925 million (2024 - $666 million).

As at June 30, 2025, we had $11.8 billion of available liquidity2 (December 31, 2024 - $4.8 billion), reflecting $7.0 billion in cash and cash equivalents and $4.8 billion available under our bank and other credit facilities.

Our debt leverage ratio2 as at June 30, 2025 was 3.6 (December 31, 2024 - 4.5). See "Financial Condition" for more information.

We also returned $269 million in dividends to shareholders this quarter and we declared a $0.50 per share dividend on July 22, 2025.

2    Available liquidity and debt leverage ratio are capital management measures. See "Non-GAAP and Other Financial Measures" for more information about these measures. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Financial Condition" for a reconciliation of available liquidity.

Rogers Communications Inc.	4	Second Quarter 2025

Summary of Consolidated Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins and per share amounts)	2025	2024	% Chg		2025	2024	% Chg

Revenue
Wireless	2,540	2,466	3		5,084	4,994	2
Cable	1,968	1,964	—		3,903	3,923	(1)
Media	808	736	10		1,404	1,215	16
Corporate items and intercompany eliminations	(100)	(73)	37		(199)	(138)	44
Revenue	5,216	5,093	2		10,192	9,994	2
Total service revenue [1]	4,668	4,599	2		9,115	8,956	2

Adjusted EBITDA
Wireless	1,305	1,296	1		2,616	2,580	1
Cable	1,147	1,116	3		2,255	2,216	2
Media	5	—	—		(62)	(103)	(40)
Corporate items and intercompany eliminations	(95)	(87)	9		(193)	(154)	25
Adjusted EBITDA [2]	2,362	2,325	2		4,616	4,539	2
Adjusted EBITDA margin [2]	45.3%	45.7%	(0.4	pts)	45.3%	45.4%	(0.1	pts)

Net income	148	394	(62)		428	650	(34)
Net income attributable to RCI shareholders	157	394	(60)		437	650	(33)
Earnings per share attributable to RCI shareholders:
Basic	$0.29	$0.74	(61)		$0.81	$1.22	(34)
Diluted	$0.29	$0.73	(60)		$0.79	$1.20	(34)

Adjusted net income [2]	632	623	1		1,175	1,163	1
Adjusted net income attributable to RCI shareholders [2]	620	623	—		1,163	1,163	—
Adjusted earnings per share attributable to RCI shareholders [2]:
Basic	$1.15	$1.17	(2)		$2.16	$2.19	(1)
Diluted	$1.14	$1.16	(2)		$2.14	$2.16	(1)

Capital expenditures	831	999	(17)		1,809	2,057	(12)
Cash provided by operating activities	1,596	1,472	8		2,892	2,652	9
Free cash flow	925	666	39		1,511	1,252	21
1    As defined. See "Key Performance Indicators".
2    Adjusted EBITDA is a total of segments measure. Adjusted EBITDA margin is a supplementary financial measure. Adjusted basic and adjusted diluted earnings per share attributable to RCI shareholders are non-GAAP ratios. Adjusted net income and adjusted net income attributable to RCI shareholders (a component of adjusted basic and adjusted diluted earnings per share) are non-GAAP financial measures. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about these measures.

Rogers Communications Inc.	5	Second Quarter 2025

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins)	2025	2024	% Chg		2025	2024	% Chg

Revenue
Service revenue from external customers	1,972	1,979	—		3,975	3,965	—
Service revenue from internal customers	27	9	200		50	19	163
Service revenue	1,999	1,988	1		4,025	3,984	1
Equipment revenue from external customers	541	478	13		1,059	1,010	5
Revenue	2,540	2,466	3		5,084	4,994	2

Operating costs
Cost of equipment	528	492	7		1,036	1,031	—
Other operating costs	707	678	4		1,432	1,383	4
Operating costs	1,235	1,170	6		2,468	2,414	2

Adjusted EBITDA	1,305	1,296	1		2,616	2,580	1

Adjusted EBITDA margin [1]	65.3%	65.2%	0.1	pts	65.0%	64.8%	0.2	pts
Capital expenditures	365	396	(8)		772	800	(4)
1    Calculated using service revenue.

Wireless Subscriber Results 1

	Three months ended June 30				Six months ended June 30
(In thousands, except churn and mobile phone ARPU)	2025	2024	Chg		2025	2024	Chg

Postpaid mobile phone
Gross additions	362	451	(89)		699	894	(195)
Net additions	35	112	(77)		46	210	(164)
Total postpaid mobile phone subscribers [2,3]	10,910	10,598	312		10,910	10,598	312
Churn (monthly)	1.00%	1.07%	(0.07	pts)	1.01%	1.09%	(0.08	pts)
Prepaid mobile phone
Gross additions	135	148	(13)		267	232	35
Net additions	26	50	(24)		49	13	36
Total prepaid mobile phone subscribers [2,3]	1,160	1,068	92		1,160	1,068	92
Churn (monthly)	3.23%	3.20%	0.03	pts	3.28%	3.55%	(0.27	pts)
Mobile phone ARPU (monthly) [4]	$55.45	$57.24	($1.79)		$56.24	$57.64	($1.40)
1    Subscriber counts and subscriber churn are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3 Effective April 1, 2025, and on a prospective basis, we adjusted our mobile phone subscriber bases to add 96,000 postpaid subscribers and 5,000 prepaid subscribers associated with the completion of the migration of customers from brands we had previously stopped selling. We believe this adjustment more meaningfully reflects the underlying organic subscriber performance of our mobile phone business.
4    Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

Service revenue
The 1% increases in service revenue this quarter and year to date were primarily a result of continued growth in our subscriber base.

The decrease in mobile phone ARPU this quarter and year to date were a result of ongoing competitive intensity in a slowing market.

The decrease in gross and net additions this quarter and year to date were a result of a less active market, slowing population growth as a result of changes to government immigration policies, and our focus on attracting subscribers to our premium 5G Rogers brand.

Rogers Communications Inc.	6	Second Quarter 2025

Equipment revenue
The 13% increase in equipment revenue this quarter and 5% increase year to date were primarily a result of:
•higher device upgrades by existing customers; and
•a continued shift in the product mix towards higher-value devices; partially offset by
•a decrease in new subscribers purchasing devices due to lower gross additions.

Operating costs
Cost of equipment
The 7% increase in the cost of equipment this quarter and the marginal increase year to date were a result of the equipment revenue changes discussed above.

Other operating costs
The 4% increases in other operating costs this quarter and year to date were a result of:
•higher service costs; and
•higher costs associated with marketing and advertising initiatives.

Adjusted EBITDA
The 1% increases in adjusted EBITDA this quarter and year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	7	Second Quarter 2025

CABLE

Cable Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins)	2025	2024	% Chg		2025	2024	% Chg

Revenue
Service revenue from external customers	1,944	1,935	—		3,851	3,870	—
Service revenue from internal customers	17	13	31		34	25	36
Service revenue	1,961	1,948	1		3,885	3,895	—
Equipment revenue from external customers	7	16	(56)		18	28	(36)
Revenue	1,968	1,964	—		3,903	3,923	(1)

Operating costs	821	848	(3)		1,648	1,707	(4)

Adjusted EBITDA	1,147	1,116	3		2,255	2,216	2

Adjusted EBITDA margin	58.3%	56.8%	1.5	pts	57.8%	56.5%	1.3	pts
Capital expenditures	404	509	(21)		850	989	(14)

Cable Subscriber Results 1

	Three months ended June 30				Six months ended June 30
(In thousands, except ARPA and penetration)	2025	2024	Chg		2025	2024	Chg

Homes passed [2]	10,354	10,061	293		10,354	10,061	293
Customer relationships
Net additions	16	13	3		20	20	—
Total customer relationships [2,3]	4,825	4,656	169		4,825	4,656	169
ARPA (monthly) [4]	$135.74	$139.62	($3.88)		$136.59	$139.87	($3.28)

Penetration [2]	46.6%	46.3%	0.3	pts	46.6%	46.3%	0.3	pts

Retail Internet
Net additions	26	26	—		49	52	(3)
Total retail Internet subscribers [2,3]	4,446	4,214	232		4,446	4,214	232
Video
Net losses	(25)	(33)	8		(57)	(60)	3
Total Video subscribers [2]	2,560	2,691	(131)		2,560	2,691	(131)
Home Monitoring
Net additions	3	13	(10)		8	12	(4)
Total Home Monitoring subscribers [2]	141	101	40		141	101	40
Home Phone
Net losses	(29)	(31)	2		(55)	(66)	11
Total Home Phone subscribers [2]	1,452	1,563	(111)		1,452	1,563	(111)
1    Subscriber results are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    Effective April 1, 2025, and on a prospective basis, we added 122,000 customer relationships and 124,000 retail Internet subscribers to reflect the completion of the migration of subscribers from legacy Fido Internet plans that we had previously removed when we stopped selling new plans for this service. Given this, we believe this adjustment more meaningfully reflects the underlying organic subscriber performance of our retail Internet business.
4    ARPA is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

Service revenue
The 1% increase in service revenue was a result of:
•retail Internet subscriber growth; and
•base management activity; partially offset by
•declines in our Home Phone and Video subscriber bases.

Service revenue year to date was in line with the prior year.

Rogers Communications Inc.	8	Second Quarter 2025

Operating costs
The 3% decrease in operating costs this quarter and 4% decrease year to date were a result of:
•ongoing cost efficiency initiatives; partially offset by
•increased costs associated with marketing and advertising activities.

Adjusted EBITDA
The 3% increase in adjusted EBITDA this quarter and 2% increase year to date were a result of the service revenue and expense changes discussed above.

Rogers Communications Inc.	9	Second Quarter 2025

MEDIA

Media Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins)	2025	2024	% Chg		2025	2024	% Chg

Revenue from external customers	730	665	10		1,247	1,080	15
Revenue from internal customers	78	71	10		157	135	16
Revenue	808	736	10		1,404	1,215	16

Operating costs	803	736	9		1,466	1,318	11

Adjusted EBITDA	5	—	n/m		(62)	(103)	(40)

Adjusted EBITDA margin	0.6%	—%	0.6	pts	(4.4)%	(8.5)%	4.1	pts
Capital expenditures	27	48	(44)		63	168	(63)
n/m – not meaningful

Revenue
The 10% increase in revenue this quarter and 16% increase year to date were a result of:
•higher sports-related revenue due to the success of the NHL season and higher Toronto Blue Jays revenue; and
•higher revenue related to the launch of Warner Bros. Discovery suite of channels.

Operating costs
The 9% increase in operating costs this quarter and 11% increase year to date were a result of:
•higher programming costs, including those related to the launch of the Warner Bros. Discovery suite of channels and content; and
•higher Toronto Blue Jays expenses, including player payroll and game day-related costs.

Adjusted EBITDA
The increases in adjusted EBITDA this quarter and year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	10	Second Quarter 2025

CAPITAL EXPENDITURES

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except capital intensity)	2025	2024	% Chg		2025	2024	% Chg

Wireless	365	396	(8)		772	800	(4)
Cable	404	509	(21)		850	989	(14)
Media	27	48	(44)		63	168	(63)
Corporate	35	46	(24)		124	100	24

Capital expenditures [1]	831	999	(17)		1,809	2,057	(12)

Capital intensity [2]	15.9%	19.6%	(3.7	pts)	17.7%	20.6%	(2.9	pts)
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Capital intensity is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

One of our objectives is to build the biggest and best networks in the country. We continue to expand the reach and capacity of our 5G network (the largest 5G network in Canada as at June 30, 2025) across the country. We also continue to invest in fibre deployments, including fibre-to-the-home (FTTH), in our cable network and we are expanding our network footprint to reach more homes and businesses, including in rural, remote, and Indigenous communities.

These investments will strengthen network resilience and stability and will help us bridge the digital divide by expanding our network further into rural and underserved areas through participation in various programs and projects.

Wireless
The decreases in capital expenditures in Wireless this quarter and year to date were due to timing of investments and the recognition of capital efficiencies. We continue to make investments in our network development and 5G deployment to expand our wireless network. The ongoing deployment of 3500 MHz spectrum and the commencement of 3800 MHz spectrum deployment continue to augment the capacity and resilience of our earlier 5G deployments in the 600 MHz spectrum band.

Cable
The decreases in capital expenditures in Cable this quarter and year to date were a result of prioritizing our capital investments and striving to recognize capital efficiencies. Capital expenditures reflect continued investments in our infrastructure, including additional fibre deployments to increase our FTTH distribution. These investments incorporate the latest technologies to help deliver more bandwidth and an enhanced customer experience as we progress in our connected home roadmap, including service footprint expansion and upgrades to our DOCSIS 3.1 platform to evolve to DOCSIS 4.0, offering increased network resilience, stability, and faster download speeds over time.

Media
The decreases in capital expenditures in Media this quarter and year to date were primarily a result of lower Toronto Blue Jays stadium infrastructure expenditures associated with the Rogers Centre modernization project that was completed in the prior year, partially offset by higher IT and digital infrastructures expenditures.

Capital intensity
Capital intensity decreased this quarter and year to date as a result of the revenue and capital expenditure changes discussed above.

Rogers Communications Inc.	11	Second Quarter 2025

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2025	2024	% Chg	2025	2024	% Chg

Adjusted EBITDA	2,362	2,325	2	4,616	4,539	2
Deduct (add):
Depreciation and amortization	1,184	1,136	4	2,350	2,285	3
Restructuring, acquisition and other	238	90	164	365	232	57
Finance costs	628	576	9	1,207	1,156	4
Other (income) expense	(9)	(5)	80	(7)	3	n/m
Income tax expense	173	134	29	273	213	28

Net income	148	394	(62)	428	650	(34)

Depreciation and amortization

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2025	2024	% Chg	2025	2024	% Chg

Depreciation of property, plant and equipment	933	902	3	1,864	1,808	3
Depreciation of right-of-use assets	113	97	16	211	207	2
Amortization	138	137	1	275	270	2

Total depreciation and amortization	1,184	1,136	4	2,350	2,285	3

Restructuring, acquisition and other

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2025	2024	2025	2024

Restructuring, acquisition and other excluding Shaw Transaction-related costs	213	66	303	178
Shaw Transaction-related costs	25	24	62	54

Total restructuring, acquisition and other	238	90	365	232

The restructuring, acquisition and other costs excluding Shaw Transaction-related costs in the second quarters of 2024 and 2025 include severance and other departure-related costs associated with the targeted restructuring of our employee base and costs related to real estate rationalization programs. In 2025, these costs also include expenses directly related to completing the network transaction and an unfavourable regulatory decision related to retransmission of distant signals (see "Regulatory Developments" for more information).

The Shaw Transaction-related costs in 2024 and 2025 consisted of incremental costs supporting integration activities related to the Shaw Transaction.

Rogers Communications Inc.	12	Second Quarter 2025

Finance costs

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2025	2024	% Chg	2025	2024	% Chg

Interest on borrowings, net [1]	488	512	(5)	999	1,020	(2)
Interest on lease liabilities	36	34	6	72	69	4
Interest on post-employment benefits	(1)	—	—	(3)	(2)	50
(Gain) loss on foreign exchange	(75)	30	n/m	(86)	139	n/m
Change in fair value of derivative instruments	59	(24)	n/m	72	(122)	n/m
Change in fair value of subsidiary equity derivative instruments [2]	93	—	n/m	93	—	n/m
Capitalized interest	(8)	(10)	(20)	(17)	(22)	(23)
Deferred transaction costs and other	36	34	6	77	74	4

Total finance costs	628	576	9	1,207	1,156	4
1    Interest on borrowings, net includes interest on short-term borrowings and on long-term debt.
2    Reflects the change in fair value of derivatives entered related to our subsidiary equity investment (see "Financial Risk Management" for more information). This amount is removed from the calculation of adjusted net income and adjusted net income attributable to RCI shareholders (see below).

Income tax expense

	Three months ended June 30		Six months ended June 30
(In millions of dollars, except tax rates)	2025	2024	2025	2024

Statutory income tax rate	26.2%	26.2%	26.2%	26.2%
Income before income tax expense	321	528	701	863
Computed income tax expense	84	138	184	226
Increase (decrease) in income tax expense resulting from:
Non-deductible (taxable) stock-based compensation	1	(4)	(1)	(10)
Non-deductible portion of equity losses	1	1	1	1
Non-deductible portion of capital losses [1]	44	—	44	—
Unrealized capital losses for which no deferred tax asset is recognized [1]	45	—	45	—
Other items	(2)	(1)	—	(4)

Total income tax expense	173	134	273	213

Effective income tax rate	53.9%	25.4%	38.9%	24.7%
Cash income taxes paid	126	158	314	232
1    Reflects permanent and temporary differences, respectively, on the revaluation of the subsidiary equity derivatives (see "Financial Risk Management" for more information) that are not deductible for tax purposes.

Cash income taxes paid decreased this quarter and increased year to date due to the timing of installments.

Net income

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except per share amounts)	2025	2024	% Chg	2025	2024	% Chg

Net income	148	394	(62)	428	650	(34)
Net income attributable to RCI shareholders	157	394	(60)	437	650	(33)
Basic earnings per share attributable to RCI shareholders	$0.29	$0.74	(61)	$0.81	$1.22	(34)
Diluted earnings per share attributable to RCI shareholders	$0.29	$0.73	(60)	$0.79	$1.20	(34)

Rogers Communications Inc.	13	Second Quarter 2025

Adjusted net income
We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except per share amounts)	2025	2024	% Chg	2025	2024	% Chg

Adjusted EBITDA	2,362	2,325	2	4,616	4,539	2
Deduct:
Depreciation and amortization [1]	972	916	6	1,909	1,823	5
Finance costs [2]	535	576	(7)	1,114	1,156	(4)
Other (income) expense	(9)	(5)	80	(7)	3	n/m
Income tax expense [3]	232	215	8	425	394	8

Adjusted net income	632	623	1	1,175	1,163	1
Adjusted net income attributable to RCI shareholders	620	623	—	1,163	1,163	—

Adjusted earnings per share attributable to RCI shareholders:
Basic	$1.15	$1.17	(2)	$2.16	$2.19	(1)
Diluted	$1.14	$1.16	(2)	$2.14	$2.16	(1)
1    Depreciation and amortization excludes depreciation and amortization on the fair value increment recognized on acquisition of Shaw Transaction-related property, plant and equipment and intangible assets. For purposes of calculating adjusted net income, we believe the magnitude of this depreciation and amortization, which was significantly affected by the size of the Shaw Transaction, may have no correlation to our current and ongoing operating results and affects comparability between certain periods. Depreciation and amortization excludes depreciation and amortization on Shaw Transaction-related property, plant and equipment and intangible assets for the three and six months ended June 30, 2025 of $212 million and $441 million (2024 - $220 million and $462 million). Adjusted net income includes depreciation and amortization on the acquired Shaw property, plant and equipment and intangible assets based on Shaw's historical cost and depreciation policies.
2 Finance costs exclude the $93 million change in fair value of subsidiary equity derivative instruments for the three and six months ended June 30, 2025. Effective this quarter and as a result of closing the network transaction, we believe removing this amount more accurately reflects our ongoing operational results as these derivative instruments economically hedge the foreign exchange impacts of the network transaction but they are not eligible to be accounted for as hedges in accordance with IFRS. See "Financial Risk Management - Subsidiary equity derivatives" for more details on these derivative instruments.
3    Income tax expense excludes recoveries of $59 million and $152 million (2024 - recoveries of $81 million and $181 million) for the three and six months ended June 30, 2025 related to the income tax impact for adjusted items.

Effective this quarter, as a result of the closing of the network transaction, we are introducing a new non-GAAP measure - adjusted net income attributable to RCI shareholders. In addition to the adjustments applied to net income to calculate adjusted net income, adjusted net income attributable to RCI shareholders further adjusts net income attributable to RCI shareholders by removing the impacts of foreign exchange revaluation within BNSI as the subsidiary equity derivatives we have entered into economically and effectively hedge our foreign exchange exposures arising from the investment.

Rogers Communications Inc.	14	Second Quarter 2025

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2025	2024	2025	2024
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	2,145	2,224	4,307	4,322
Change in net operating assets and liabilities	(28)	(120)	(111)	(409)
Income taxes paid	(126)	(158)	(314)	(232)
Interest paid, net	(395)	(474)	(990)	(1,029)

Cash provided by operating activities	1,596	1,472	2,892	2,652

Investing activities:
Capital expenditures	(831)	(999)	(1,809)	(2,057)
Additions to program rights	(24)	(10)	(48)	(23)
Changes in non-cash working capital related to capital expenditures and intangible assets	(68)	(48)	(56)	39
Acquisitions and other strategic transactions, net of cash acquired	—	(380)	—	(475)
Other	7	(1)	8	12

Cash used in investing activities	(916)	(1,438)	(1,905)	(2,504)

Financing activities:
Net (repayment of) proceeds received from short-term borrowings	(483)	(43)	(1,336)	1,261
Net (repayment) issuance of long-term debt	(2,178)	(18)	424	(1,126)
Net (payments) proceeds on settlement of debt derivatives and subsidiary equity derivatives	(6)	24	77	22
Transaction costs incurred	(61)	(4)	(99)	(46)
Principal payments of lease liabilities	(134)	(119)	(267)	(231)
Dividends paid to RCI shareholders	(188)	(182)	(373)	(372)
Issuance of subsidiary shares to non-controlling interest	6,656	—	6,656	—
Other	(3)	(5)	(4)	(5)

Cash provided by (used in) financing activities	3,603	(347)	5,078	(497)

Change in cash and cash equivalents	4,283	(313)	6,065	(349)
Cash and cash equivalents, beginning of period	2,680	764	898	800

Cash and cash equivalents, end of period	6,963	451	6,963	451

Operating activities
Cash provided by operating activities increased this quarter and year to date primarily as a result of higher adjusted EBITDA and lower interest paid, net.

Investing activities
Capital expenditures
During the quarter and year to date, we incurred $831 million and $1,809 million (2024 - $999 million and $2,057 million) on capital expenditures before changes in non-cash working capital items. See "Capital Expenditures" for more information.

Financing activities
During the quarter and year to date, we paid net amounts of $2,728 million and $934 million (2024 - paid $41 million and received $111 million) on our short-term borrowings, long-term debt, and related derivatives, including transaction costs. See "Financial Risk Management" for more information on the cash flows relating to our derivative instruments. We also closed the network transaction and received US$4.85 billion ($6.7 billion) in cash from Blackstone.

Rogers Communications Inc.	15	Second Quarter 2025

Short-term borrowings
Our short-term borrowings consist of amounts outstanding under our receivables securitization program, our US dollar-denominated commercial paper (US CP) program, and our non-revolving credit facilities. Below is a summary of our short-term borrowings as at June 30, 2025 and December 31, 2024.

	As at June 30	As at December 31
(In millions of dollars)	2025	2024

Receivables securitization program	1,600	2,000
US commercial paper program (net of the discount on issuance)	—	452
Non-revolving credit facility borrowings (net of the discount on issuance)	—	507

Total short-term borrowings	1,600	2,959

The table below summarizes the activity relating to our short-term borrowings for the three and six months ended June 30, 2025 and 2024.

		Three months ended June 30, 2025			Six months ended June 30, 2025
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Repayment of receivables securitization			—			(400)
Net repayment of receivables securitization			—			(400)

Proceeds received from US commercial paper	—	—	—	299	1.435	429
Repayment of US commercial paper	—	—	—	(616)	1.430	(881)
Net repayment of US commercial paper			—			(452)

Proceeds received from non-revolving credit facilities (US$) [1]	—	—	—	1,045	1.433	1,497
Repayment of non-revolving credit facilities (US$)	(349)	1.384	(483)	(1,397)	1.418	(1,981)
Net repayment of non-revolving credit facilities			(483)			(484)

Net repayment of short-term borrowings			(483)			(1,336)
1    Borrowings under our non-revolving facility matured and were reissued regularly, such that until repaid, we maintained net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

		Three months ended June 30, 2024			Six months ended June 30, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Proceeds received from receivables securitization			—			800
Net proceeds received from receivables securitization			—			800

Proceeds received from US commercial paper	443	1.366	605	1,282	1.354	1,736
Repayment of US commercial paper	(656)	1.369	(898)	(1,305)	1.359	(1,774)
Net repayment of US commercial paper			(293)			(38)

Proceeds received from non-revolving credit facilities (US$) [1]	369	1.366	504	554	1.359	753
Repayment of non-revolving credit facilities (US$) [1]	(185)	1.373	(254)	(185)	1.373	(254)
Net proceeds received from non-revolving credit facilities			250			499

Net (repayment of) proceeds received from short-term borrowings			(43)			1,261
1    Borrowings under our non-revolving facility matured and were reissued regularly, such that until repaid, we maintained net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

In March 2024, we borrowed US$185 million ($250 million) under our $500 million non-revolving credit facility. In April 2024, we borrowed an additional US$184 million ($250 million). In April 2025, we repaid the outstanding balance of US$349 million ($500 million) and terminated the facility. The related debt derivatives were also settled concurrently.

Rogers Communications Inc.	16	Second Quarter 2025

Concurrent with our US CP issuances and US dollar-denominated borrowings under our credit facilities, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings. See "Financial Risk Management" for more information.

Long-term debt
Our long-term debt consists of amounts outstanding under our bank and letter of credit facilities and the senior notes, debentures, and subordinated notes we have issued. The tables below summarize the activity relating to our long-term debt for the three and six months ended June 30, 2025 and 2024.

		Three months ended June 30, 2025			Six months ended June 30, 2025
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Credit facility borrowings (Cdn$)			34			62
Total credit facility borrowings			34			62

Term loan facility net borrowings (US$) [1]	—	—	—	1	n/m	6
Term loan facility net repayments (US$) [1]	(697)	1.380	(962)	(697)	1.380	(962)
Net repayments under term loan facility			(962)			(956)

Senior note repayments (Cdn$)			(1,250)			(1,250)
Senior note repayments (US$)	—	—	—	(1,000)	1.439	(1,439)
Total senior notes repayments			(1,250)			(2,689)

Net repayment of senior notes			(1,250)			(2,689)

Subordinated note issuances (Cdn$)			—			1,000
Subordinated note issuances (US$)	—	—	—	2,100	1.432	3,007
Total issuances of subordinated notes			—			4,007

Net (repayment) issuance of long-term debt			(2,178)			424
1    Borrowings under our term loan facility matured and were reissued regularly, such that until repaid, we maintained net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

		Three months ended June 30, 2024			Six months ended June 30, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Term loan facility net repayments (US$) [1]	(10)	n/m	(18)	(2,512)	1.351	(3,393)
Net repayments under term loan facility			(18)			(3,393)

Senior note issuances (US$)	—	—	—	2,500	1.347	3,367
Senior note repayments (Cdn$)			—			(1,100)
Net issuance of senior notes			—			2,267

Net repayment of long-term debt			(18)			(1,126)
1    Borrowings under our term loan facility matured and were reissued regularly, such that until repaid, we maintained net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

Rogers Communications Inc.	17	Second Quarter 2025

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2025	2024	2025	2024

Long-term debt, beginning of period	44,452	40,320	41,896	40,855
Net (repayment) issuance of long-term debt	(2,178)	(18)	424	(1,126)
Increase in government grant liability related to Canada Infrastructure Bank facility	(21)	—	(38)	—
(Gain) loss on foreign exchange	(1,384)	251	(1,398)	839
Deferred transaction costs incurred	(49)	(3)	(100)	(53)
Amortization of deferred transaction costs	32	35	68	70

Long-term debt, end of period	40,852	40,585	40,852	40,585

This quarter, we repaid the $1 billion outstanding under the April 2026 tranche of the term loan and terminated the facility.

In connection with the network transaction, we paid an aggregate of approximately $30 million to the consenting holders of our outstanding senior notes for their consent to certain clarifying amendments to the indentures governing those securities concurrently with the closing of the network transaction plus approximately $18 million of other directly attributable transaction costs. These costs will be amortized into finance costs over the remaining terms of the underlying notes using the effective interest method.

In July 2025, to partially fund the MLSE Transaction, we borrowed US$1.3 billion ($1.8 billion) under our revolving credit facility and US$1.5 billion ($2 billion) under two new $1 billion non-revolving credit facilities that mature in July 2026.

Issuance of senior and subordinated notes and related debt derivatives
Below is a summary of the senior and subordinated notes we issued during the three and six months ended June 30, 2025 and 2024.

(In millions of dollars, except interest rates and discounts)					Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)
Date issued		Principal amount	Due date	Interest rate

2025 issuances
February 12, 2025 (subordinated) [3]	US	1,100	2055	7.000%	100.000%	1,575	21
February 12, 2025 (subordinated) [3]	US	1,000	2055	7.125%	100.000%	1,432	19
February 12, 2025 (subordinated) [3]		1,000	2055	5.625%	99.983%	1,000	11

2024 issuances
February 9, 2024 (senior)	US	1,250	2029	5.000%	99.714%	1,684	20
February 9, 2024 (senior)	US	1,250	2034	5.300%	99.119%	1,683	30
1    Gross proceeds before transaction costs, discounts, and premiums.
2    Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.
3    Deferred transaction costs and discounts (if any) in the carrying value of the subordinated notes are recognized in net income using the effective interest method. The three issuances of subordinated notes due 2055 can be redeemed at par on February 15, 2030, February 15, 2035, and February 15, 2030, respectively, or on any subsequent interest payment date.

2025
In February 2025, we issued three tranches of subordinated notes, consisting of:
•US$1.1 billion due 2055 with an initial coupon of 7.00% for the first five years;
•US$1 billion due 2055 with an initial coupon of 7.125% for the first ten years; and
•$1 billion due 2055 with an initial coupon of 5.625% for the first five years.

Concurrent with the US dollar-denominated issuances, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. We received net proceeds of $4.0 billion from the issuances. We used the proceeds to repay debt and to fund a portion of the MLSE Transaction.

The US$1.1 billion and the Cdn$1 billion notes can be redeemed at par on their five-year anniversary or on any subsequent interest payment date. The US$1 billion notes can be redeemed at par on their ten-year anniversary or on any subsequent interest payment date. The subordinated notes are unsecured and subordinated obligations of RCI. Payment on these notes will, under certain circumstances, be subordinated to the prior payment in full of all of our senior indebtedness, including our senior notes, debentures, and bank credit facilities.

Rogers Communications Inc.	18	Second Quarter 2025

2024
In February 2024, we issued senior notes with an aggregate principal amount of US$2.5 billion, consisting of US$1.25 billion of 5.00% senior notes due 2029 and US$1.25 billion of 5.30% senior notes due 2034. Concurrent with the issuance, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$2.46 billion ($3.32 billion). We used the proceeds from this issuance to repay $3.4 billion of our term loan facility such that only $1 billion remains outstanding under the April 2026 tranche.

Repayment of senior notes and related derivative settlements
In March 2025, we repaid the entire outstanding principal of our US$1 billion 2.95% senior notes and settled the associated debt derivatives at maturity. As a result, we repaid $1,344 million, including $95 million received on settlement of the associated debt derivatives. In April 2025, we repaid the entire outstanding principal of our $1.25 billion 3.10% senior notes at maturity. There were no derivatives associated with these senior notes.

In January 2024, we repaid the entire outstanding principal of our $500 million 4.35% senior notes at maturity. In March 2024, we repaid the entire outstanding principal of our $600 million 4.00% senior notes at maturity. There were no derivatives associated with these senior notes.

Cash tender offers
On July 11, 2025, we commenced separate offers to purchase for cash certain series of our outstanding Canadian dollar-denominated and US dollar-denominated senior notes. These offers expired on July 18, 2025. Pursuant to these offers, we accepted for purchase $1,205 million principal amount of our Canadian dollar-denominated senior notes and US$1,707 million principal amount of our US dollar-denominated senior notes. On July 23, 2025, we will pay $1,147 million and US$1,386 million, respectively, plus accrued interest, for the purchase of those accepted senior notes. In connection with our purchase of the US-dollar denominated senior notes, we will also partially settle the associated debt derivatives. See "Financial Risk Management" for more information.

Dividends
Below is a summary of the dividends declared and paid on RCI's outstanding Class A Voting common shares (Class A Shares) and Class B Non-Voting common shares (Class B Non-Voting Shares) in 2025 and 2024. On April 22, 2025, the Board declared a quarterly dividend of $0.50 per Class A Voting Share and Class B Non-Voting Share, to be paid on July 3, 2025, to shareholders of record on June 9, 2025.

				Dividends paid (in millions of dollars)			Number of Class B Non-Voting Shares issued (in thousands) [1]
Declaration date	Record date	Payment date	Dividend per share (dollars)	In cash	In Class B Non-Voting Shares	Total

January 29, 2025	March 10, 2025	April 2, 2025	0.50	188	81	269	2,181
April 22, 2025	June 9, 2025	July 3, 2025	0.50	270	—	270	—

January 31, 2024	March 11, 2024	April 3, 2024	0.50	183	83	266	1,552
April 23, 2024	June 10, 2024	July 5, 2024	0.50	185	81	266	1,651
July 23, 2024	September 9, 2024	October 3, 2024	0.50	181	86	267	1,633
October 23, 2024	December 9, 2024	January 3, 2025	0.50	185	84	269	1,943
1    Class B Non-Voting Shares were issued as partial settlement of our quarterly dividend payable on the payment date under the terms of our dividend reinvestment plan.

Non-controlling interest
On June 20, 2025, through the network transaction, we sold a 49.9% equity interest, representing a 20% voting interest, in a subsidiary (BNSI) that owns a portion of our wireless backhaul transport infrastructure to Blackstone for US$4.85 billion ($6.7 billion). We control BNSI and have therefore included its results in our consolidated financial statements. Provided our debt leverage ratio is not greater than 3.25x, at any time between the eighth and twelfth anniversaries of closing, we will have the right to purchase Blackstone's interest in BNSI for a cash purchase price based on the lesser of a multiple of BNSI's EBITDA (calculated in accordance with the BNSI shareholder agreement) and an amount necessary to provide Blackstone with an 8% annual rate of return, subject to a pre-agreed floor and after considering distributions previously made to Blackstone. Blackstone does not have a right to require Rogers to repurchase or redeem its shares.

BNSI is the exclusive provider to Rogers of backhaul services for cellular data transmission in Ontario and Alberta, subject to certain exceptions. RCI has entered into a long-term backhaul services agreement with BNSI (for an initial term of 25 years and subject to renewal) under which it will pay fees to BNSI for cellular data transmission, subject to an annual minimum payment and periodic price adjustments.

During the first five years of Blackstone's investment, BNSI will have a distribution policy to make quarterly pro rata cash distributions to Blackstone and RCCI of available cash in an amount that is intended to provide Blackstone with a 7% annual

Rogers Communications Inc.	19	Second Quarter 2025

return on its US dollar investment. Except in certain circumstances, Rogers will be entitled to any excess cash above the target distribution threshold during this five-year period, which may be loaned to RCI. After the first five years of Blackstone’s investment, all distributions of available cash by BNSI will be made on a pro rata basis to Blackstone and RCCI.

We have entered into derivative agreements in connection with the network transaction (see "Financial Risk Management" for more information).

Free cash flow

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2025	2024	% Chg	2025	2024	% Chg

Adjusted EBITDA	2,362	2,325	2	4,616	4,539	2
Deduct:
Capital expenditures [1]	831	999	(17)	1,809	2,057	(12)
Interest on borrowings, net and capitalized interest	480	502	(4)	982	998	(2)
Cash income taxes [2]	126	158	(20)	314	232	35

Free cash flow	925	666	39	1,511	1,252	21
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Cash income taxes are net of refunds received.

The increases in free cash flow this quarter and year to date were primarily a result of lower capital expenditures and higher adjusted EBITDA.

As a result of closing the network transaction, we have amended our definition of free cash flow to deduct distributions paid to non-controlling interests to reflect the unavailability of this cash flow to repay debt or reinvest in our company. No distributions were paid to non-controlling interests this quarter. See "Non-controlling interest" above for more information on the network transaction.

Rogers Communications Inc.	20	Second Quarter 2025

Overview of Financial Position

Consolidated statements of financial position

	As at	As at
	June 30	December 31
(In millions of dollars)	2025	2024	$ Chg	% Chg	Explanation of significant changes

Assets
Current assets:
Cash and cash equivalents	6,963	898	6,065	n/m	See "Managing our Liquidity and Financial Resources".
Accounts receivable	5,386	5,478	(92)	(2)	Reflects business seasonality.
Inventories	549	641	(92)	(14)	Reflects a decrease in Wireless handset inventories.
Current portion of contract assets	160	171	(11)	(6)	n/m
Other current assets	990	849	141	17	Primarily reflects an increase in prepaid expenses related to our annual Wireless spectrum licence renewal fees and certain program rights.
Current portion of derivative instruments	69	336	(267)	(79)	Reflects the change in market values of certain debt and expenditure derivatives as a result of the appreciation of the Cdn$ relative to the US$.
Total current assets	14,117	8,373	5,744	69

Property, plant and equipment	25,288	25,072	216	1	Reflects new right-of-use assets and capital expenditures incurred, partially offset by depreciation expense related to our asset base.
Intangible assets	17,581	17,858	(277)	(2)	Reflects amortization expense related to the intangible assets acquired in the Shaw Transaction.
Investments	593	615	(22)	(4)	n/m
Derivative instruments	697	997	(300)	(30)	Reflects the change in market values of certain debt derivatives as a result of the appreciation of the Cdn$ relative to the US$.
Financing receivables	1,068	1,189	(121)	(10)	Reflects lower financing receivables as a result of business seasonality.
Other long-term assets	1,561	1,027	534	52	Primarily reflects deferred compensation related to Toronto Blue Jays players (with a corresponding liability in other long-term liabilities).
Goodwill	16,280	16,280	—	—	n/m

Total assets	77,185	71,411	5,774	8

Liabilities and equity
Current liabilities:
Short-term borrowings	1,600	2,959	(1,359)	(46)	See "Managing our Liquidity and Financial Resources".
Accounts payable and accrued liabilities	3,906	4,059	(153)	(4)	Reflects business seasonality.
Income tax payable	12	26	(14)	(54)	n/m
Other current liabilities	476	482	(6)	(1)	n/m
Contract liabilities	737	800	(63)	(8)	Primarily reflects revenue recognized on customer service prepayments and subscriptions.
Current portion of long-term debt	955	3,696	(2,741)	(74)	Reflects the repayment at maturity of US$1 billion of senior notes in March 2025 and $1.25 billion of senior notes in April 2025.
Current portion of lease liabilities	611	587	24	4	n/m
Total current liabilities	8,297	12,609	(4,312)	(34)

Provisions	62	61	1	2	n/m
Long-term debt	39,897	38,200	1,697	4	Reflects the issuance of US$2.1 billion and $1 billion of subordinated notes in February 2025, partially offset by the $1 billion repayment of the term loan facility.
Lease liabilities	2,342	2,191	151	7	Reflects liabilities for new leases entered.
Other long-term liabilities	2,513	1,666	847	51
Primarily reflects changes in market values of certain debt derivatives as a result of the appreciation of the Cdn$ relative to the US$, changes in the market value of the subsidiary equity derivatives related to the network transaction, and a liability for certain Toronto Blue Jays player compensation.

Deferred tax liabilities	6,207	6,281	(74)	(1)	n/m
Total liabilities	59,318	61,008	(1,690)	(3)

Equity	17,867	10,403	7,464	72	Primarily reflects the $6.7 billion received through the network transaction.

Total liabilities and equity	77,185	71,411	5,774	8

Rogers Communications Inc.	21	Second Quarter 2025

Financial Condition

Available liquidity
Below is a summary of our available liquidity from our cash and cash equivalents, bank credit facilities, letter of credit facilities, and short-term borrowings as at June 30, 2025 and December 31, 2024.

As at June 30, 2025	Total sources	Drawn	Letters of credit	Net available
(In millions of dollars)

Cash and cash equivalents	6,963	—	—	6,963
Bank credit facilities [1]:
Revolving	4,000	—	10	3,990
Outstanding letters of credit	3	—	3	—
Receivables securitization [1]	2,400	1,600	—	800

Total	13,366	1,600	13	11,753
1    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

As at December 31, 2024	Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)

Cash and cash equivalents	898	—	—	—	898
Bank credit facilities [2]:
Revolving	4,000	—	10	455	3,535
Non-revolving	500	500	—	—	—
Outstanding letters of credit	3	—	3	—	—
Receivables securitization [2]	2,400	2,000	—	—	400

Total	7,801	2,500	13	455	4,833
1    The US CP program amounts are gross of the discount on issuance.
2    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

Our $815 million Canada Infrastructure Bank credit agreement is not included in available liquidity as it can only be drawn upon for use in broadband projects under the Universal Broadband Fund, and therefore is not available for other general purposes. This quarter and year to date, we borrowed $34 million and $62 million under this facility.

Weighted average cost of borrowings
Our weighted average cost of all borrowings was 4.79% as at June 30, 2025 (December 31, 2024 - 4.61%) and our weighted average term to maturity was 10.2 years (December 31, 2024 - 9.8 years). These figures reflect the expected repayment of our subordinated notes on their respective at-par redemption dates.

Rogers Communications Inc.	22	Second Quarter 2025

Adjusted net debt and debt leverage ratio
We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and to make capital structure-related decisions.

	As at June 30	As at December 31
(In millions of dollars, except ratios)	2025	2024

Current portion of long-term debt	955	3,696
Long-term debt	39,897	38,200
Deferred transaction costs and discounts	983	951
	41,835	42,847
Add (deduct):
Adjustment of US dollar-denominated debt to hedged rate	(1,464)	(2,855)
Subordinated notes adjustment [1]	(3,444)	(1,540)
Short-term borrowings	1,600	2,959
Deferred government grant liability [2]	76	39
Current portion of lease liabilities	611	587
Lease liabilities	2,342	2,191
Cash and cash equivalents	(6,963)	(898)

Adjusted net debt [3]	34,593	43,330
Divided by: trailing 12-month adjusted EBITDA	9,694	9,617

Debt leverage ratio	3.6	4.5
1    For the purposes of calculating adjusted net debt and debt leverage ratio, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating agencies.
2    For the purposes of calculating adjusted net debt and debt leverage ratio, we have added the deferred government grant liability relating to our Canada Infrastructure Bank facility to reflect the inclusion of the cash drawings.
3    Adjusted net debt is a capital management measure. This is not a standardized financial measure under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about this measure.

As at June 30, 2025, we had met our stated objective of returning our debt leverage ratio to approximately 3.5 within 36 months of closing the Shaw Transaction. We intend to manage our debt leverage ratio through combined operational synergies, organic growth in adjusted EBITDA, proceeds from asset sales and monetizations, equity financing, and debt repayment, as applicable.

Credit ratings
Below is a summary of the credit ratings on RCI's outstanding senior and subordinated notes and debentures (long-term) and US CP (short-term) as at June 30, 2025.

Issuance	S&P Global Ratings Services	Moody's	DBRS Morningstar
Corporate credit issuer default rating	BBB- (stable)	Baa3 (stable)	BBB (low) (positive)
Senior unsecured debt	BBB- (stable)	Baa3 (stable)	BBB (low) (positive)
Subordinated debt	BB (stable)	Ba1/Ba2 (stable)	BB (low) (positive) [1]
US commercial paper	A-3	P-3	N/A [1]
1    We have not sought a rating from DBRS Morningstar for our subordinated debt issued before March 31, 2022 or for our short-term obligations.

Rogers Communications Inc.	23	Second Quarter 2025

Outstanding common shares

	As at June 30	As at December 31
	2025	2024

Common shares outstanding [1]
Class A Voting Shares	111,152,011	111,152,011
Class B Non-Voting Shares	429,073,267	424,949,191

Total common shares	540,225,278	536,101,202

Options to purchase Class B Non-Voting Shares
Outstanding options	12,204,957	9,707,847
Outstanding options exercisable	7,761,043	6,135,190
1    Holders of Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

Class B Non-Voting Shares were issued as partial settlement of our quarterly dividends under the terms of our dividend reinvestment plan (see "Managing our Liquidity and Financial Resources" for more information).

Financial Risk Management

This section should be read in conjunction with "Financial Risk Management" in our 2024 Annual MD&A. We use derivative instruments to manage financial risks related to our business activities. We only use derivatives to manage risk and not for speculative purposes. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 96.2% of our outstanding debt, including short-term borrowings, as at June 30, 2025 (December 31, 2024 - 90.8%).

Debt derivatives
We use cross-currency interest rate exchange agreements, forward cross-currency interest rate exchange agreements, and foreign currency forward contracts (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes, debentures, subordinated notes, lease liabilities, credit facility borrowings, and US CP borrowings. We typically designate the debt derivatives related to our senior notes, debentures, subordinated notes, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Credit facilities and US CP
Below is a summary of the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three and six months ended June 30, 2025 and 2024.

		Three months ended June 30, 2025			Six months ended June 30, 2025
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	1,006	1.391	1,399	4,148	1.423	5,902
Debt derivatives settled	2,052	1.386	2,845	5,196	1.413	7,342
Net cash paid on settlement			(51)			(68)

US commercial paper program
Debt derivatives entered	—	—	—	299	1.435	429
Debt derivatives settled	—	—	—	613	1.431	877
Net cash received on settlement			—			2

Rogers Communications Inc.	24	Second Quarter 2025

		Three months ended June 30, 2024			Six months ended June 30, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	2,556	1.367	3,495	8,263	1.351	11,163
Debt derivatives settled	2,382	1.370	3,264	10,406	1.351	14,058
Net cash received on settlement			17			16

US commercial paper program
Debt derivatives entered	442	1.367	604	1,281	1.354	1,735
Debt derivatives settled	650	1.369	890	1,296	1.360	1,762
Net cash received on settlement			7			6

As at June 30, 2025, we had no debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2024 - US$1,048 million and US$314 million at average rates of $1.439/US$ and $1.423/US$), respectively.

Senior and subordinated notes
Below is a summary of the debt derivatives we entered into related to senior and subordinated notes during the three and six months ended June 30, 2025 and 2024.

(In millions of dollars, except interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)
2025 issuances
February 12, 2025	1,100	2055	7.000%	5.440%	1,575
February 12, 2025	1,000	2055	7.125%	5.862%	1,432

2024 issuances
February 9, 2024	1,250	2029	5.000%	4.735%	1,684
February 9, 2024	1,250	2034	5.300%	5.107%	1,683
1    Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

As at June 30, 2025, we had US$18,350 million (December 31, 2024 - US$17,250 million) in US dollar-denominated senior notes, debentures, and subordinated notes, of which all of the associated foreign exchange risk had been hedged using debt derivatives, at an average rate of $1.287/US$ (December 31, 2024 - $1.272/US$).

In March 2025, we repaid the entire outstanding principal amount of our US$1 billion 2.95% senior notes and the associated debt derivatives at maturity, resulting in $95 million received on settlement of the associated debt derivatives.

In connection with the offers to purchase certain of our US dollar-denominated senior notes in July 2025, we will partially settle the associated debt derivatives on the accepted senior notes.

Lease liabilities
Below is a summary of the debt derivatives we entered into and settled related to our outstanding lease liabilities for the three and six months ended June 30, 2025 and 2024.

	Three months ended June 30, 2025			Six months ended June 30, 2025
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	55	1.400	77	114	1.395	159
Debt derivatives settled	61	1.344	82	120	1.350	162

Rogers Communications Inc.	25	Second Quarter 2025

	Three months ended June 30, 2024			Six months ended June 30, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	78	1.359	106	155	1.355	210
Debt derivatives settled	53	1.321	70	101	1.317	133

As at June 30, 2025, we had US$410 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2024 - US$416 million) with terms to maturity ranging from July 2025 to June 2028 (December 31, 2024 - January 2025 to December 2027) at an average rate of $1.363/US$ (December 31, 2024 - $1.349/US$).

See "Mark-to-market value" for more information about our debt derivatives.

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures.

Below is a summary of the expenditure derivatives we entered into and settled during the three and six months ended June 30, 2025 and 2024.

	Three months ended June 30, 2025			Six months ended June 30, 2025
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	965	1.359	1,311	1,175	1.365	1,604
Expenditure derivatives settled	315	1.340	422	600	1.338	803

	Three months ended June 30, 2024			Six months ended June 30, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	420	1.348	566	510	1.341	684
Expenditure derivatives settled	315	1.324	417	600	1.325	795

As at June 30, 2025, we had US$2,165 million notional amount of expenditure derivatives outstanding (December 31, 2024 - US$1,590 million) with terms to maturity ranging from July 2025 to June 2039 (December 31, 2024 - January 2025 to December 2026) at an average rate of $1.351/US$ (December 31, 2024 - $1.336/US$). Of the US$965 million notional expenditure derivatives entered this quarter, US$305 million relates to a hedge of future Toronto Blue Jays player compensation at a rate of $1.30/US$ over the next 14 years.

See "Mark-to-market value" for more information about our expenditure derivatives.

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the Class B Non-Voting Shares granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at June 30, 2025, we had equity derivatives outstanding for 4.5 million (December 31, 2024 - 6.0 million) Class B Non-Voting Shares with a weighted average price of $45.89 (December 31, 2024 - $53.27).

This quarter, we settled 1.5 million equity derivatives at a weighted average price of $35.32 resulting in a net payment of $22 million on settlement. We also reset the pricing on 2.3 million existing equity derivatives, resulting in a net payment of $38 million. Finally, we executed extension agreements on all equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2026 (from April 2025).

See "Mark-to-market value" for more information about our equity derivatives.

Subsidiary equity derivatives
We have entered into cross-currency interest rate exchange agreements to manage the foreign exchange risk of our subsidiary equity investment (subsidiary equity derivatives). The subsidiary equity derivatives economically hedge our US dollar-denominated exposures arising from the subsidiary equity investment but cannot be designated as hedges for accounting purposes. This quarter, we entered into subsidiary equity derivatives for US$4.85 billion ($6.7 billion) that

Rogers Communications Inc.	26	Second Quarter 2025

mature in 2033. These subsidiary equity derivatives convert an 8% US dollar-denominated cash flow into a Cdn$ rate of 7.16% until maturity on a quarterly basis.

See "Mark-to-market value" for more information about our subsidiary equity derivatives.

Cash settlements on debt derivatives and subsidiary equity derivatives
Below is a summary of the net (payments) proceeds on settlement of debt derivatives and subsidiary equity derivatives during the three and six months ended June 30, 2025 and 2024.

	Three months ended June 30		Six months ended June 30
(In millions of dollars, except exchange rates)	2025	2024	2025	2024

Credit facilities	(51)	17	(68)	16
US commercial paper program	—	7	2	6
Senior and subordinated notes	—	—	95	—
Lease liabilities	2	—	5	—
Subsidiary equity derivatives	43	—	43	—

Net (payments) proceeds on settlement of debt derivatives and subsidiary equity derivatives	(6)	24	77	22

Mark-to-market value
We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at June 30, 2025
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,884	1.1997	7,059	739
As liabilities	12,876	1.3285	17,106	(1,061)
Net mark-to-market debt derivative liability				(322)
Expenditure derivatives accounted for as cash flow hedges:
As assets	960	1.3345	1,281	17
As liabilities	1,205	1.3648	1,645	(40)
Net mark-to-market expenditure derivative liability				(23)
Equity derivatives not accounted for as hedges:
As assets	—	—	81	10
As liabilities	—	—	125	(34)
Net mark-to-market equity derivative liability				(24)
Subsidiary equity derivatives not accounted for as hedges:
As liabilities	4,850	1.3843	6,714	(137)
Net mark-to-market subsidiary equity derivative liability				(137)
Virtual power purchase agreement not accounted for as a hedge:
As liabilities	—	—	—	(7)
Net mark-to-market virtual power purchase agreement liability				(7)

Net mark-to-market liability				(513)

Rogers Communications Inc.	27	Second Quarter 2025

	As at December 31, 2024
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	11,116	1.2510	13,906	1,194
As liabilities	6,550	1.3127	8,598	(842)
Short-term debt derivatives not accounted for as hedges:
As assets	666	1.4282	951	7
As liabilities	696	1.4421	1,004	(2)
Net mark-to-market debt derivative asset				357
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,590	1.3362	2,125	132
Net mark-to-market expenditure derivative asset				132
Equity derivatives not accounted for as hedges:
As liabilities	—	—	320	(54)
Net mark-to-market equity derivative liability				(54)
Virtual power purchase agreement not accounted for as a hedge:
As liabilities	—	—	—	(10)
Net mark-to-market virtual power purchase agreement				(10)

Net mark-to-market asset				425

Commitments and Contractual Obligations

See our 2024 Annual MD&A for a summary of our obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and lease arrangements as at December 31, 2024. These are also discussed in notes 3, 19, and 30 of our 2024 Annual Audited Consolidated Financial Statements.

In April 2025, we renewed our agreement with the National Hockey League (NHL) for the national media rights to NHL games on all platforms in Canada through the 2037-38 season for a total committed spend of $11 billion over 12 years beginning in the 2026-27 season.

Further, as a result of entering into new contracts with various Toronto Blue Jays players in 2025, we have approximately US$700 million of incremental player contract commitments that will be settled over periods of up to the next 15 years.

Except for the above and as otherwise disclosed in this MD&A, as at June 30, 2025, there have been no other material changes to our material contractual obligations, as identified in our 2024 Annual MD&A, since December 31, 2024.

Regulatory Developments

See "Regulation in our Industry" in our 2024 Annual MD&A for a discussion of the significant regulations that affected our operations as at March 6, 2025. The following are the relevant developments since that date.

Wholesale Internet Costing and Pricing
On March 27, 2025, the Supreme Court of Canada ruled that it would not examine questions related to the Canadian Radio-television and Telecommunications Commission's (CRTC) decision to reverse Telecom Order CRTC 2019-288, Follow-up to Telecom Orders 2016-396 and 2016-448 – Final rates for aggregated wholesale high-speed access (HSA) services, which set final rates for facilities-based carriers' wholesale high-speed access, including Rogers' TPIA service.

CRTC Decision on Final Offer Arbitration between Rogers and Quebecor Regarding MVNO Access Rates
On May 28, 2025, the Federal Court of Appeal (FCA) dismissed our appeal of the CRTC's decision to accept Quebecor's offer on the rates we charge Quebecor to provide it with mobile virtual network operator services.

Copyright Retransmission of Distant Signals
On June 20, 2025, the Copyright Board of Canada released its revised Tariff for the Retransmission of Distant TV Signals (2014-2018). The revised Tariff was issued pursuant to the direction of the FCA in its judicial review decision dated May 8, 2025, which set aside the Copyright Board’s 2024 redetermination decision. The 2024 Redetermination was released on January 12, 2024, and substantially lowered the tariff rates the Copyright Board had previously approved in 2019. As a result of the revised Tariff, we recognized a $36 million charge, including interest, in "restructuring, acquisition and other" this quarter.

Rogers Communications Inc.	28	Second Quarter 2025

CRTC Review of Wholesale Wireline Telecommunications Services
On June 20, 2025, in Telecom Decision CRTC 2025-154, Consolidated applications to review and vary Telecom Regulatory Policy 2024-180, the CRTC declined to vary the final decision made regarding Telecom Regulatory Policy CRTC 2024-180, Competition in Canada’s Internet service markets, which mandated Bell, Telus, and SaskTel to provide wholesale access to their FTTH networks by February 13, 2025. Contrary to the request of several applicants including Rogers, the CRTC declined to prohibit each of Bell, Rogers, and Telus from accessing mandated wholesale broadband access anywhere in Canada using any technology ("BRT exclusion"). The federal government must respond to a petition to the Governor in Council with the same request for a BRT exclusion by August 13, 2025. Rogers has urged the federal government to reverse this decision to preserve planned network investments that will be at risk.

Updates to Risks and Uncertainties

See "Risk Management" and "Regulation in our Industry" in our 2024 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at March 6, 2025, which should be reviewed in conjunction with this MD&A. The following factors may contribute to those risks and uncertainties.

Credit ratings
Changes to the methodology, criteria, or conclusions used by rating agencies in assessing or assigning equity treatment or equity credit to the network transaction or our subordinated notes could result in a downgrade in our credit ratings, decrease our flexibility in responding to changing business and economic conditions, reduce our funds available for other business purposes, or make it more difficult to obtain additional financing or refinance existing financing.

Material Accounting Policies and Estimates

See our 2024 Annual MD&A and our 2024 Annual Audited Consolidated Financial Statements and notes thereto for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

New accounting pronouncements adopted in 2025
We did not adopt any accounting pronouncements or amendments this period.

Recent accounting pronouncements not yet adopted
The IASB has not issued any new or amended accounting pronouncements in 2025.

Transactions with related parties
We have entered into business transactions with Dream Unlimited Corp. (Dream), which is controlled by our Director Michael J. Cooper. Dream is a real estate company that rents spaces in office and residential buildings. Total amounts paid to this related party were nominal for the three and six months ended June 30, 2025 and 2024.

We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties were less than $1 million for the three and six months ended June 30, 2025 and 2024.

On closing of the Shaw Transaction, we entered into an advisory agreement with Brad Shaw in accordance with the arrangement agreement, pursuant to which he was paid $20 million for a two-year period following closing in exchange for performing certain services related to the transition and integration of Shaw, of which nil and $3 million was recognized in net income and paid during the three and six months ended June 30, 2025 (2024 - $3 million and $5 million). There are no payments this quarter as the final payment under the agreement was made in the first quarter. We have also entered into certain other transactions with the Shaw Family Group. Total transactions with the Shaw Family Group during the three and six months ended June 30, 2025 were less than $1 million.

In addition, we assumed a liability through the Shaw Transaction related to a legacy pension arrangement with one of our directors whereby the director will be paid $1 million per month until March 2035, $3 million and $6 million of which was paid during the three and six months ended June 30, 2025. The remaining liability of $87 million is included in "accounts payable and accrued liabilities" (for the amount to be paid within the next twelve months) or "other long-term liabilities".

We recognized these transactions at the amounts agreed to by the related parties, which were also approved by the Audit and Risk Committee. The amounts owing for these services were unsecured, interest-free, and generally due for payment in cash within one month of the date of the transaction.

Controls and procedures
This quarter, as we had expected and previously disclosed in our 2024 Annual MD&A, we implemented new supply chain functions in our new enterprise resource planning system. In connection with the implementation, we updated our internal

Rogers Communications Inc.	29	Second Quarter 2025

control over financial reporting, as necessary, to accommodate related changes to our business processes and accounting procedures. We will continue to monitor the effectiveness of these processes going forward.

Seasonality
Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses. For specific discussions of the seasonal trends affecting our reportable segments, refer to our 2024 Annual MD&A.

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2024 Annual MD&A and this MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators, some of which are supplementary financial measures (see "Non-GAAP and Other Financial Measures"), are not measurements in accordance with IFRS. They include:
•subscriber counts;
•Wireless;
•Cable; and
•homes passed (Cable);
•Wireless subscriber churn (churn);
•Wireless mobile phone average revenue per user
(ARPU);
•Cable average revenue per account (ARPA);
•Cable customer relationships;
•Cable market penetration (penetration);
•capital intensity; and
•total service revenue.

Non-GAAP and Other Financial Measures

We use the following "non-GAAP financial measures" and other "specified financial measures" (each within the meaning of applicable Canadian securities law). These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not standardized measures under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP financial measures
Specified financial measure	How it is useful		How we calculate it	Most directly comparable IFRS financial measure
Adjusted net income	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.
Net (loss) income add (deduct) restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; change in fair value of subsidiary equity derivative instruments; depreciation and amortization on fair value increment of Shaw Transaction-related assets; and income tax adjustments on these items, including adjustments as a result of legislative or other tax rate changes.
Net income (loss)
Adjusted net income attributable to RCI shareholders	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.
Net (loss) income attributable to RCI shareholders add (deduct) restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; change in fair value of subsidiary equity derivative instruments; depreciation and amortization on fair value increment of Shaw Transaction-related assets; revaluation of subsidiary US dollar-denominated balances; and income tax adjustments on these items, including adjustments as a result of legislative or other tax rate changes.
Net income (loss) attributable to RCI shareholders

Rogers Communications Inc.	30	Second Quarter 2025

Non-GAAP ratios
Specified financial measure	How it is useful		How we calculate it
Adjusted basic earnings per share Adjusted diluted earnings per share	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.
Adjusted net income attributable to RCI shareholders
divided by
basic weighted average shares outstanding.

Adjusted net income attributable to RCI shareholders including the dilutive effect of stock-based compensation divided by
diluted weighted average shares outstanding.

Total of segments measures
Specified financial measure	Most directly comparable IFRS financial measure
Adjusted EBITDA	Net income

Capital management measures
Specified financial measure	How it is useful
Free cash flow	●	To show how much cash we generate that is available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	We believe this helps investors and analysts analyze our debt and cash balances while taking into account the economic impact of debt derivatives on our US dollar-denominated debt.
Debt leverage ratio	●	We believe this helps investors and analysts analyze our ability to service our debt obligations.
Available liquidity	●	To help determine if we are able to meet all of our commitments, to execute our business plan, and to mitigate the risk of economic downturns.

Supplementary financial measures
Specified financial measure	How we calculate it
Adjusted EBITDA margin	Adjusted EBITDA divided by revenue.
Wireless mobile phone average revenue per user (ARPU)	Wireless service revenue divided by average total number of Wireless mobile phone subscribers for the relevant period.
Cable average revenue per account (ARPA)	Cable service revenue divided by average total number of customer relationships for the relevant period.
Capital intensity	Capital expenditures divided by revenue.

Changes to specified financial measures
Effective this quarter and as a result of closing the network transaction, we have changed our calculation of adjusted net income and adjusted basic and adjusted diluted earnings per share. These changes are reflected in the tables above and the reconciliations below. Our calculation of adjusted net income now removes the impact of changes in the fair value of subsidiary equity derivatives; we believe removing this amount more accurately reflects our ongoing operational results as these derivative instruments economically hedge the foreign exchange impacts of the network transaction but they are not eligible to be accounted for as hedges in accordance with IFRS.

Adjusted basic and adjusted diluted earnings per share are now calculated using our newly introduced non-GAAP measure - adjusted net income attributable to RCI shareholders. This calculation methodology is consistent with the IFRS-defined calculation of earnings per share, which requires the use of "net income attributable to RCI shareholders".

Finally, we have amended our definition of free cash flow to deduct distributions paid to non-controlling interests to reflect the unavailability of this cash flow to repay debt or reinvest in our company. No distributions were paid to non-controlling interests this quarter.

Rogers Communications Inc.	31	Second Quarter 2025

Reconciliation of adjusted EBITDA

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2025	2024	2025	2024

Net income	148	394	428	650
Add:
Income tax expense	173	134	273	213
Finance costs	628	576	1,207	1,156
Depreciation and amortization	1,184	1,136	2,350	2,285
EBITDA	2,133	2,240	4,258	4,304
Add (deduct):
Other (income) expense	(9)	(5)	(7)	3
Restructuring, acquisition and other	238	90	365	232

Adjusted EBITDA	2,362	2,325	4,616	4,539

Reconciliation of adjusted net income

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2025	2024	2025	2024

Net income	148	394	428	650
Add (deduct):
Restructuring, acquisition and other	238	90	365	232
Change in fair value of subsidiary equity derivative instruments	93	—	93	—
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	212	220	441	462
Income tax impact of above items	(59)	(81)	(152)	(181)

Adjusted net income	632	623	1,175	1,163

Reconciliation of adjusted net income attributable to RCI shareholders

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2025	2024	2025	2024

Net income attributable to RCI shareholders	157	394	437	650
Add (deduct):
Restructuring, acquisition and other	238	90	365	232
Change in fair value of subsidiary equity derivative instruments	93	—	93	—
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	212	220	441	462
Revaluation of subsidiary US dollar-denominated balances [1]	(21)	—	(21)	—
Income tax impact of above items	(59)	(81)	(152)	(181)

Adjusted net income attributable to RCI shareholders	620	623	1,163	1,163
1    Reflects RCI's share of the impacts of foreign exchange revaluation on US dollar-denominated intercompany balances in BNSI, our non-wholly owned network subsidiary. These impacts are eliminated on consolidation.

Rogers Communications Inc.	32	Second Quarter 2025

Reconciliation of free cash flow

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2025	2024	2025	2024

Cash provided by operating activities	1,596	1,472	2,892	2,652
Add (deduct):
Capital expenditures	(831)	(999)	(1,809)	(2,057)
Interest on borrowings, net and capitalized interest	(480)	(502)	(982)	(998)
Interest paid, net	395	474	990	1,029
Restructuring, acquisition and other	238	90	365	232
Program rights amortization	(31)	(23)	(50)	(39)
Change in net operating assets and liabilities	28	120	111	409
Other adjustments [1]	10	34	(6)	24

Free cash flow	925	666	1,511	1,252
1    Consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other investment income from our financial statements.

Rogers Communications Inc.	33	Second Quarter 2025

Other Information

Consolidated financial results - quarterly summary
Below is a summary of our consolidated results for the past eight quarters.

	2025		2024				2023
(In millions of dollars, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenue
Wireless	2,540	2,544	2,981	2,620	2,466	2,528	2,868	2,584
Cable	1,968	1,935	1,983	1,970	1,964	1,959	1,982	1,993
Media	808	596	616	653	736	479	558	586
Corporate items and intercompany eliminations	(100)	(99)	(99)	(114)	(73)	(65)	(73)	(71)
Total revenue	5,216	4,976	5,481	5,129	5,093	4,901	5,335	5,092
Total service revenue	4,668	4,447	4,543	4,567	4,599	4,357	4,470	4,527

Adjusted EBITDA
Wireless	1,305	1,311	1,367	1,365	1,296	1,284	1,291	1,294
Cable	1,147	1,108	1,169	1,133	1,116	1,100	1,111	1,080
Media	5	(67)	53	134	—	(103)	4	107
Corporate items and intercompany eliminations	(95)	(98)	(56)	(87)	(87)	(67)	(77)	(70)
Adjusted EBITDA	2,362	2,254	2,533	2,545	2,325	2,214	2,329	2,411
Deduct (add):
Depreciation and amortization	1,184	1,166	1,174	1,157	1,136	1,149	1,172	1,160
Restructuring, acquisition and other	238	127	83	91	90	142	86	213
Finance costs	628	579	571	568	576	580	568	600
Other (income) expense	(9)	2	(11)	2	(5)	8	(19)	426
Net income before income tax expense	321	380	716	727	528	335	522	12
Income tax expense	173	100	158	201	134	79	194	111
Net income (loss)	148	280	558	526	394	256	328	(99)
Net income (loss) attributable to RCI shareholders	157	280	558	526	394	256	328	(99)

Earnings (loss) per share attributable to RCI shareholders:
Basic	$0.29	$0.52	$1.04	$0.99	$0.74	$0.48	$0.62	($0.19)
Diluted	$0.29	$0.50	$1.02	$0.98	$0.73	$0.46	$0.62	($0.20)

Net income (loss)	148	280	558	526	394	256	328	(99)
Add (deduct):
Restructuring, acquisition and other	238	127	83	91	90	142	86	213
Change in fair value of subsidiary equity derivative instruments	93	—	—	—	—	—	—	—
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	212	229	228	227	220	242	249	263
Loss on joint venture's non-controlling interest purchase obligation	—	—	—	—	—	—	—	422
Income tax impact of above items	(59)	(93)	(75)	(82)	(81)	(100)	(85)	(120)
Income tax adjustment, tax rate change	—	—	—	—	—	—	52	—
Adjusted net income	632	543	794	762	623	540	630	679
Adjusted net income attributable to RCI shareholders	620	543	794	762	623	540	630	679

Adjusted earnings per share attributable to RCI shareholders:
Basic	$1.15	$1.01	$1.48	$1.43	$1.17	$1.02	$1.19	$1.28
Diluted	$1.14	$0.99	$1.46	$1.42	$1.16	$0.99	$1.19	$1.27

Capital expenditures	831	978	1,007	977	999	1,058	946	1,017
Cash provided by operating activities	1,596	1,296	1,135	1,893	1,472	1,180	1,379	1,754
Free cash flow	925	586	878	915	666	586	823	745

Rogers Communications Inc.	34	Second Quarter 2025

Summary of financial information of long-term debt guarantor
Our outstanding public debt, amounts drawn on our bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.

The selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts, is set forth as follows:

Three months ended June 30	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Selected Statements of Income data measure:
Revenue	—	—	4,283	4,282	1,080	897	(147)	(86)	5,216	5,093
Net income (loss)	149	394	269	799	2	156	(272)	(955)	148	394
Net income (loss) attributable to RCI shareholders	149	394	269	799	11	156	(272)	(955)	157	394

Six months ended June 30	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Selected Statements of Income data measure:
Revenue	—	—	8,662	8,617	1,777	1,540	(247)	(163)	10,192	9,994
Net income (loss)	429	650	680	1,189	(9)	170	(672)	(1,359)	428	650
Net income (loss) attributable to RCI shareholders	429	650	680	1,189	—	170	(672)	(1,359)	437	650

As at period end	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	Jun. 30 2025	Dec. 31 2024	Jun. 30 2025	Dec. 31 2024	Jun. 30 2025	Dec. 31 2024	Jun. 30 2025	Dec. 31 2024	Jun. 30 2025	Dec. 31 2024
Selected Statements of Financial Position data measure:
Current assets	60,106	52,502	48,516	49,840	12,296	10,750	(106,801)	(104,719)	14,117	8,373
Non-current assets	66,405	65,637	53,525	53,586	13,451	5,807	(70,313)	(61,992)	63,068	63,038
Current liabilities	62,247	57,147	67,904	68,919	9,101	8,809	(130,955)	(122,266)	8,297	12,609
Non-current liabilities	46,191	43,922	12,742	11,962	1,017	2,097	(8,930)	(9,582)	51,020	48,399
1    For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
2    Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI's long-term debt.

Rogers Communications Inc.	35	Second Quarter 2025

About Forward-Looking Information

This MD&A includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information
•typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions;
•includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
•was approved by our management on the date of this MD&A.

Our forward-looking information includes forecasts and projections related to the following items, among others:
•revenue, including MLSE revenue;
•total service revenue;
•adjusted EBITDA;
•pro forma calendar 2025 Media revenue and adjusted EBITDA, including MLSE;
•capital expenditures;
•cash income tax payments;
•free cash flow;
•dividend payments;
•the growth of new products and services;
•expected growth in subscribers and the services to which they subscribe;
•the cost of acquiring and retaining subscribers and deployment of new services;
•continued cost reductions and efficiency improvements;
•the use of proceeds from the network transaction;
•our debt leverage ratio and how we intend to manage, that ratio;
•the value of our sports and media assets;
•partnering with private investors and surfacing value from our sports portfolio; and
•all other statements that are not historical facts.

Our conclusions, forecasts, and projections are based on a number of estimates, expectations, assumptions, and other factors, including, among others:
•general economic and industry conditions, including the effects of inflation;
•currency exchange rates and interest rates;
•product pricing levels and competitive intensity;
•subscriber growth;
•pricing, usage, and churn rates;
•changes in government regulation;
•technology and network deployment;
•availability of devices;
•timing of new product launches;
•content and equipment costs;
•the integration of acquisitions;
•industry structure and stability; and
•the assumptions listed under the heading "Key assumptions underlying our full-year 2025 guidance" below.

Specific forward-looking information included or incorporated in this document includes, but is not limited to, our information and statements under "Financial Guidance" relating to our 2025 consolidated guidance on total service revenue, adjusted EBITDA, capital expenditures, and free cash flow, which were originally provided on January 30, 2025.

Key assumptions underlying our full-year 2025 guidance
Our 2025 guidance ranges presented in "Financial Guidance" are based on many assumptions including, but not limited to, the following material assumptions for the full-year 2025:
•continued competitive intensity in all segments in which we operate consistent with levels experienced in 2024;
•no significant additional legal or regulatory developments, other shifts in economic conditions, or macro changes in the competitive environment affecting our business activities;
•overall wireless market penetration in Canada continues to grow in 2025;
•continued subscriber growth in retail Internet;
•declining Television and Satellite subscribers, including the impact of customers migrating to Rogers Xfinity TV from our legacy Television product, as subscription streaming services and other over-the-top providers continue to grow in popularity;
•in Media, continued growth in sports (including at MLSE) and similar trends in 2025 as in 2024 in other traditional media businesses;
•no significant sports-related work stoppages or cancellations will occur;
•with respect to capital expenditures:
•similar levels of capital investment associated with (i) expanding our 5G wireless network and (ii) upgrading our hybrid fibre-coaxial network to lower the number of homes passed per node, utilize the latest technologies, and deliver an even more reliable customer experience; and
•we continue to make expenditures related to our Home roadmap in 2025 and we make progress on our service footprint expansion projects;

Rogers Communications Inc.	36	Second Quarter 2025

•a substantial portion of our 2025 US dollar-denominated expenditures is hedged at an average exchange rate of $1.34/US$;
•key interest rates remain relatively stable throughout 2025; and
•we retain our investment-grade credit ratings.

Except as otherwise indicated, this MD&A and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results may differ materially from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control or our current expectations or knowledge, including, but not limited to:
•regulatory changes;
•technological changes;
•economic, geopolitical, and other conditions affecting commercial activity, including the potential application of tariffs, trade wars, recessions, or reduced immigration levels;
•unanticipated changes in content or equipment costs;
•changing conditions in the entertainment, information, and communications industries;
•sports-related work stoppages or cancellations and labour disputes;
•the integration of acquisitions;
•litigation and tax matters;
•the level of competitive intensity;
•the emergence of new opportunities;
•external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others;
•anticipated asset sales may not be achieved within the expected timeframes or at all for proceeds in the amount or type expected;
•new interpretations or accounting standards, or changes to existing interpretations and accounting standards, from accounting standards bodies;
•changes to the methodology, criteria, or conclusions used by rating agencies in assessing or assigning equity treatment or equity credit on our subordinated notes or for the network transaction;
•we may use proceeds from the network transaction for different purposes due to alternative opportunities or requirements, general economic and market conditions, or other internal or external considerations; and
•the other risks outlined in "Risks and Uncertainties Affecting our Business" in our 2024 Annual MD&A.

These risks, uncertainties, and other factors can also affect our objectives, strategies, plans, and intentions. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, plans, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary materially from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the sections of this MD&A entitled "Updates to Risks and Uncertainties" and "Regulatory Developments" and fully review the sections in our 2024 Annual MD&A entitled "Regulation in our Industry" and "Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedarplus.ca and sec.gov, respectively. Information on or connected to sedarplus.ca, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this MD&A.

# # #

Rogers Communications Inc.	37	Second Quarter 2025